Mail Stop 3561

February 19, 2010

Stephen J. Sperco
Chief Executive Officer
Bluegate Corporation
701 North Post Oak Road, Suite 600
Houston, Texas 77024

> **Re: Bluegate Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 10, 2009**
> **File No. 000-22711**

Dear Mr. Sperco:

We have reviewed your letter dated February 1, 2010 in response to our comment letter dated December 8, 2009, and we have the following comments. Again, we have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. Please file a revised preliminary information statement that incorporates the changes requested in our letter dated December 8, 2009, as well as the changes requested in this letter. Also update all information as of the most recent practicable date. For example, update the executive compensation information for the fiscal year ended 2009.

2. We note your response to comment two of our letter dated December 8, 2009. Please revise the disclosure throughout your information statement to (i) clarify that the actions approved by the shareholder consent have been taken and indicate when they were taken, (ii) clarify that the fact that such actions have been taken may be inconsistent with Rule 14c-2(b) under the Exchange Act, and (iii) describe

the reasons that you determined to take such actions prior to the time period specified in Rule 14c-2(b) under the Exchange Act.

3. We note your response to comment four of our letter dated December 8, 2009. Please include the fairness opinion, as revised by Convergent Capital Appraisers, in the information statement. Also include the material agreements relating to the transaction.

4. It appears from your response to comment five of our letter dated December 8, 2009 that the assets disposed of in the transaction comprise "all or any substantial part of assets" and, therefore, you should revise your filing to include all of the disclosure required by Item 14 of Schedule 14A. See Item 14(b)(1), (3), and (5) through (11)of Schedule 14A. Please note that we may have further comments after reviewing this additional disclosure.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Lilyanna Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director